
stacysnyderla

campaign~ link in bio. #horrorfilm
#filminvestors #womeninfilm #womeninhorror
.
.
.

We are 'testing the waters' to gauge investor
interest in an offering under Regulation
Crowdfunding. No money or other
consideration is being solicited. If sent, it will
not be accepted. No offer to buy securities will
be accepted. No part of the purchase price will
be received until a Form C is filed and only
through Wefunder's platform. Any indication of
interest involves no obligation or commitment
of any kind.

Edited · 2w

 **carlytatianapandza** 👏

2w · 1 like · Reply

View insights   Boost post

     

 Liked by **melissa_makes_movies** and **143
others**

AUGUST 4

 Add a comment...   Post